Turbine Truck Engines, Inc

1301 International Speedway Blvd.

Deland, FL 32724

Via Edgar

September 24, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Washington, D.C. 20549

Re:	Turbine Truck Engines, Inc
Form: 10-KSB Year End December 31, 2006
Filed: March 28, 2007
File No. 333-109118

Ladies and Gentlemen:

We are in receipt of your correspondence dated September 10, 2007 with respect to the above referenced filing.

In response to your comments regarding Note 3 to the Financial Statements regarding the need to include our accounting policy with regard to equity instruments issued to non-employees, please be advised that all future filings will include a specific reference to our policy, which is as follows:

It is the Company’s policy to value compensation expense to non-employees issued equity instruments, by the fair market value of the underlying equity instrument, based upon the current market price, as quoted on the OTCBB.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you have in this regard.

Very truly yours,

/s/ Michael Rouse
Michael Rouse